Collectable Sports Assets, LLC

333 Westchester Avenue

Suite W21000

White Plains, NY 10604

May 11, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Cara Wirth

Re:	Collectable Sports Assets, LLC
Offering Statement on Form 1-A Post-qualification Amendment No. 11 Filed April 21, 2021
File No. 024-11178

Ladies and Gentlemen:

We hereby submit the response of Collectable Sports Assets, LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated May 4, 2021 to Ezra Levine, the Company’s Chief Executive Officer, providing the Staff’s comments with respect to the Company’s Post-Qualification Amendment No. 11 to Offering Statement on Form 1-A (the “Offering Statement”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Offering Statement on Form 1-A Post-Qualification Amendment No. 11

General

1.	Please update your financial statements and your Management's Discussion and Analysis for the fiscal year ended December 31, 2020, as required by Part F/S (b)(3)(A) of Form 1-A.

Response: We acknowledge the Staff’s comment and have updated the Offering Statement (through the filing of Post-Qualification Amendment No. 12 (the “Amended Offering Statement”) to include our audited financial statements for the year ended December 31, 2020 as well as to update our Management Discussion and Analysis of Financial Condition and Results of Operations.

United States Securities and Exchange Commission

May 11, 2021

2.	Please tell us in greater detail what financial statements you intend to include in your annual reports, once you and each Series are capitalized on other than a nominal basis. If the financial statements will reflect Collectable Sports Assets, LLC in total and each Series, so state. Also, address whether the audit reports provided will cover Collectable Sports Assets, LLC in total and each Series.

Response: We hereby advise you supplementally that the financial statements and related audit report included in our annual report on Form 1-K (which also are now included in the Amended Offering Statement) will reflect Collectable Sports Assets, LLC consolidated as well as each series.

Note that in the Amended Offering Statement, in addition to addressing the Staff’s comments, we also have added thirty-eight new Series following the same format as we have in previous filings. We trust that this will not be problematic and, assuming that our responses to the Staff’s comments are satisfactory, in accordance with the comment letter, we hereby request that the Commission approve the qualification of the Amended Offering Statement as soon as is practicable.

We request that we be notified of such qualification by a telephone call to our counsel, Gary M. Brown at (615) 664-5330. If you would like to discuss our response to the Staff’s comment or any other matter, please contact the undersigned at (858) 245-2955 or Mr. Brown at the number indicated

Sincerely,

Collectable Sports Assets, LLC
By: CS Asset Manager, LLC, its managing member

By: /s/ Jarod Winters
Jarod Winters
COO

cc:	Gary M. Brown